UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2018

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD

(Exact name of Registrant as specified in its Charter)

 29E, A.U. Tower Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of Principal Executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)) ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)) ☐

Amira Nature Foods, Ltd is referred to herein as “us”, “we”, “our” or the “Company”

The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statement File No. 333-219645 and Form S-8 Registration Statements File Nos. 333-184408 and 333-219646, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

Appointment of Independent Director

On May 24, 2018, Amira Nature Foods, Ltd (the “Company”) approved the appointment of Herve Larren as an independent director of the Company.

Herve Larren, Age 39. From May 2017 to present, Mr. Larren has been the Co-Founder of Global Crypto Ventures (GCV Inc) a leading cryptocurrency mining company that produces Bitcoin, Bitcoin Cash, Ethereum, Litecoin and Dashcoin. GCV Inc has operations in Los Angeles, Las Vegas and Singapore as its Co-Founder, Mr. Larren is responsible for the oversight of GCV’s operations including managing all aspects of scaling a cryptocurrency mining facility from capital raising to strategic decisions and developing marketing and communication plans.

From January 2013 to present Mr Larren has been the Chief Executive Officer of Accurate Reputation, an online reputation management firm. Mr. Larren is responsible for business development for the company.

From 2011 to 2015, Mr. Larren was the Chief Executive Officer of PEAK and Aronis Group a music and film management company that builds companies that excite and inspire.

From 2005 to 2011, Mr Larren worked at LVMH Moet Hennessy - Louis Vuitton, working as a Brand Manager from 2009 to 2011. He has extensive experience in building and commercializing successful luxury brands in Europe and the US.

Mr. Larren completed the Harvard Business School’s Presidents’ Seminar in 2018, he received a Masters in Business Administration from Columbia Business School in 2010 and a BBA in International Business and Finance from Concordia University in 2001.

On May 17, 2018 Nathalie Dauriac submitted her resignation from her position as a member of the Board of Directors of the Company. Ms. Dauriac stated that her resignation was for personal reasons. Her resignation was not a result of any disagreement with the Company on any matter.

Forward-Looking Statements

This Form 6-K Report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “except,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. There is no assurance that our current expectations and projections are accurate. These forward-looking statements include, but are not limited to:

•	our goals and strategies;
•	our operations and expansion plans;
•	our future business development, results of operations, financial condition and financial statements;
•	our ability to protect our intellectual property rights;
•	projected revenue, profits, earnings and other estimated financial information;
•	our ability to maintain strong relationships with our customers and suppliers;
•	governmental policies regarding our industry; and
•	the impact of legal proceedings.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Risk Factors” appearing in the Annual Report. Those risks are not exhaustive. We operate in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

Exhibits

99.1	Director Appointment Letter

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amira Nature Foods Ltd

By:      /s/ Varun Sethi

Name: Varun Sethi

Title:   Chief Financial Officer

Date:   May 29, 2018